Exhibit 99.2

Oncolytics Biotech® Announces Voting Results from it’s Annual General Meeting of Shareholders

CALGARY, AB and SAN DIEGO, CA, May 4, 2018 - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced the voting results from its Annual Meeting of Shareholders held on Thursday May 3rd, 2018. A total of 41.91% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting.

On a vote by ballot, the following seven nominees proposed by the Corporation were elected as Directors of Oncolytics to serve until the Corporation's next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favour of individual nominees as follows:

Director	For	%	Withheld	%
Deborah Brown	13,040,116	82.67%	2,732,896	17.33%
Matt Coffey	13,535,882	85.82%	2,237,130	14.18%
Angela Holtham	12,783,058	81.04%	2,989,954	18.96%
J. Mark Lievonen	12,861,059	81.54%	2,911,953	18.46%
Wayne Pisano	12,738,759	80.76%	3,034,253	19.24%
William G. Rice	12,745,509	80.81%	3,027,503	19.19%
Bernd R. Seizinger	12,793,602	81.11%	2,979,410	18.89%

In addition to the election of all nominees listed in the management information circular dated March 27, 2018 as directors, Oncolytics shareholders approved all other resolutions placed before the meeting (all voting conducted by ballot). These included fixing the number of directors of the Corporation for the ensuing year at seven and appointing auditors for the Corporation for the ensuing year.

Please refer to the Corporation's management information circular available on SEDAR at www.sedar.com for more details on the matters covered at the annual meeting.  Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com